Exhibit 21.1

List of Subsidiaries of the Company

Name of Entity	Jurisdiction of Incorporation/Organization
SkyPeople Fruit Juice, Inc.	Florida, U.S.
Pacific Industry Holding Group Co., Ltd.	Vanuatu
Harmony MN Inc.	Delaware, U.S.
SkyPeople Juice Group Co., Ltd.	P.R.C.
SkyPeople Juice International Holding (HK) Ltd.	Hong Kong Special Administrative Region of the P.R.C.
Shaanxi Qiyiwangguo Modern Organic Agriculture Co., Ltd.	P.R.C.
Huludao Wonder Fruit Co., Ltd.	P.R.C.
Yingkou Trusty Fruit Co., Ltd.	P.R.C.
SkyPeople Juice Group Yidu Orange Products Co., Ltd.	P.R.C.
Hedetang Fruit Juice Beverages (Yidu) Co., Ltd.	P.R.C.
SkyPeople (Suizhong) Fruit and Vegetable Products Co., Ltd.	P.R.C.
SkyPeople Juice Group (Mei County) Kiwi Fruit and Farm Products Trading Market Co., Ltd.	P.R.C.
Shaanxi Guo Wei Mei Kiwi Deep Processing Co., Ltd.	P.R.C.
Hedetang Holding Co., Ltd.	P.R.C.
Xi’an Hedetang Fruit Juice Beverages Co., Ltd.	P.R.C.
Xi’an Cornucopia International Co., Ltd.	P.R.C.
Shaanxi Fruitee Fun Co., Ltd.	P.R.C.